Radnor Corporate Center
Building One, Suite 200
PO Box 6660
100 Matsonford Road
Radnor, PA 19087
610.386.1700
via EDGAR
November 9, 2011
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	VWR Funding, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 333-124100
Dear Mr. Reynolds:
VWR Funding, Inc. is in receipt of your letter dated November 8, 2011. As discussed with Mr. Shaz Niazi, we are filing our third quarter 2011 Form 10-Q today and wish to give careful consideration to your comments. As agreed with Mr. Shaz Niazi, we will be furnishing responses to your comments within 10 business days and will be filing the requested information with our 2011 Annual Report on Form 10-K.
Please do not hesitate to contact me if you have any questions.

Sincerely,
/s/ Theresa A. Balog
Theresa A. Balog
Vice President and Corporate Controller